Filed by FS Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

Attached hereto as Exhibit 1 is an Investor Presentation.

Attached hereto as Exhibit 2 is a Q&A: FS Investment Corporation/Corporate Capital Trust Merger.

Merger of Fs investment corporation & Corporate capital trust Investor presentation July 23, 2018 Exhibit 1

STRATEGIC RATIONALE

Combination of FS Investment Corporation (FSIC) and Corporate Capital Trust (CCT) expected to generate significant value for both FSIC and CCT shareholders through enhanced portfolio diversification, potential improved secondary market liquidity and expected cost savings

		NEAR TERM BENEFIT	LONG TERM BENEFIT
Increased scale & secondary market liquidity	• Pro forma 2nd largest publicly-traded BDC by total assets	✓	
	• Expanded equity research coverage to reach a broader set of investors[1]	✓	
	• Potential trading volume of ~$13M[2] per day provides path for greater institutional ownership	✓	
	• Provides framework to maximize economies of $18 billion platform and ultimately construct the industry's largest public BDC		✓
Enhanced portfolio diversification	• Expect to optimize usage of combined 30% capacity for non-eligible portfolio companies		✓
	• Reduces pro forma concentration of top 10 holdings	✓	
	• Creates pro forma portfolio comprised of 221 portfolio companies with investments across 23 different industries	✓	
Reduced operating expenses	• Eliminates duplicative operating expenses	✓	
	• Larger asset base should lead to lower combined expense ratio	✓	
Lower financing costs	• Ability to consolidate existing borrowing facilities		✓
	• Potential to improve access to debt capital markets		✓
	• Reduced financing spreads have generally been available for larger BDCs		✓

All data in presentation as of 3/31/2018 unless otherwise stated

1. Assumes existing analyst coverage for FSIC and CCT continue for combined company
2. Sum of CCT and FSIC average daily trading volume (ADTV) as of 7/20/2018.

2

SUMMARY OF KEY TERMS Total consideration Stock for stock merger with exchange ratio determined by respective net asset values of FSIC and CCT prior to closing (NAV for NAV) CCT shareholders to receive shares in FSIC. Combined company to trade under the ticker symbol “FSIC” on the New York Stock Exchange Fees Base management fee of 1.50% 20% incentive fee over a 7% hurdle rate remains unchanged Pro forma balance sheet Pro forma leverage at 0.70x Investments in 221 portfolio companies Flexible capital structure with diversified debt maturity schedule Required shareholder approvals FSIC: Affirmative vote of a majority of votes cast where a quorum is present CCT: Affirmative vote of a majority of outstanding shares Expected timing Expect to file definitive joint proxy by early September 2018 Anticipate closing by end of 2018, subject to shareholder approval and other customary closing conditions Dividends Attractive pro forma dividend yield of 8.3% based on combined 3/31 NAV CCT shareholders will receive a distribution of previously undistributed net investment income and net realized gains of CCT at or near closing Governance FS/KKR Advisor, LLC (Joint Advisor) will continue to serve as the investment adviser of the combined company Joint Advisor Investment Committee members to remain unchanged Transaction summary Combination focused on driving shareholder value

Scale: Creates one of the largest bdcs in the sector Public BDCs by total assets Analyst coverage totals derived from publicly disclosed information on respective peer website; Combined company analyst coverage is sum of current FSIC and CCT analyst coverage Portfolio Companies 360 221 121 128 94 187 90 89 87 48 189 Analyst coverage1 12 9 5 4 6 5 11 3 3 9 6

1 As of 3/31/2018. 2 Excludes SCJV FSIC CCT Combined Company Number of Portfolio Companies 94 128 221 % Represented by Top 10 Issuers 1 35% 27% 19% Investments at Fair Value2 $3,804 $3,992 $7,796 Enhances portfolio diversification ASSET CLASS INDUSTRY Excludes CCT’s Strategic Credit Opportunities Partners (SCJV) $ in millions

Ability to optimize capacity for non-eligible portfolio company (EPC) assets provides potential catalyst to increase portfolio yield and net investment income Expected Enhancements to portfolio yield STRATEGY DESCRIPTION Joint Ventures Fully utilize joint ventures to gain access to a broad range of assets Asset Based Finance Identify asset classes with strong risk adjusted returns across specialty finance, financial assets and hard assets Non-US Lending Opportunistically participate in deal flow from Europe and Canada

Merger is expected to create operational synergies and eliminate duplicative expenses, resulting in near-term G&A savings Expected Reduction of Operating expenses CATEGORY POTENTIAL SAVINGS Administrative Administrative fees Directors’ fees D&O insurance Regulatory Quarterly and annual filings Sarbanes-Oxley expenses Other professional services Legal expenses Internal audit fees Tax consulting expenses Printing expenses Larger asset base expected to lead to lower expense ratio for the combined company

Key Considerations Consolidated, simplified pro forma capital structure provides incremental flexibility Diversified maturity profile Pro forma entity’s scale and diversification expected to improve funding costs over time Potential to reduce financing costs $ in millions Improved access to the capital markets at a potentially lower cost Available committed debt capacity1 $260 $575 $836 Utilization 87% 74% 80% Debt / equity 77% 64% 70% Weighted average stated interest rate 4.4% 4.6% 4.5%

The timeline below is subject to regulatory & shareholder approval Indicative Merger timeline JULY 2018 Transaction announcement Proxy solicitation begins SEP 2018 DEC 2018 Target closing Combined Company N-14 registration statement / joint proxy effective

Improved dividend coverage Increased portfolio yield Increased unsecured leverage Improved quality of earnings Reduced exposure to non-income producing equity Ability to utilize non-EPC capacity through exposure to SCJV Expected Fund-Specific Benefits of the merger CCT FSIC Increased scale and improved secondary market liquidity Enhanced portfolio diversification Reduced operating expenses Lower financing costs

Appendix

NAV at time of closing will take into account Any merger-related expenses Distribution of CCT’s estimated undistributed net investment income and net realized capital gains to be declared pre-merger Total merger consideration Total consideration will be based on the net asset value of FSIC and CCT Does not include impact of adjustments contained in the merger agreement, including merger related expenses, mandatory tax distribution for CCT or share repurchases Shares outstanding in millions $ in millions CCT NAV $19.72 (/) FSIC NAV $9.16 Illustrative exchange ratio 2.153 ILLUSTRATIVE COMBINATION BASED ON NET ASSET VALUE AS OF MARCH 31, 20181 CCT FSIC Combined NAV per share $19.72 $9.16 $9.16 Shares outstanding2 127.1 245.6 519.2 Total NAV3 $2,506 $2,250 $4,756

SIDE-BY-SIDE COMPARISON: FSIC AND CCT[1]

		FSIC	CCT	Combined Company
Portfolio Statistics	Investment portfolio ($mm)	$3,804	$3,992	$7,796
	Portfolio companies	94	128[2]	221[3]
	% Senior secured	73%	73%[4]	73%[4]
	% Asset based finance	1%	10%	6%
	% SCJV	0%	8%	4%
	% Equity/Other	12%	5%	8%
	% Direct originations	92%	81%	86%
	% Non-accruals	0.0%	2.4%	1.2%
Financial Statistics	Total assets ($mm)	$4,058	$4,278	$8,335
	% Secured borrowings (based on principal outstanding)	37%	85%	60%
	% Fixed rate liabilities (based on principal outstanding)	63%	15%	40%
	Common equity ($mm)	2,250	2,506	4,756
	LTM investment income ($mm)	414	405	819
	LTM expenses ($mm)	(213)	(197)	(410)
	LTM net investment income ($mm)	202	207	409
	Gross portfolio yield prior to leverage[5]	10.9%	9.6%	10.2%
	Average cost of debt	4.4%	4.6%	4.5%
Market Statistics[6]	Market capitalization ($mm)	$1,915	$2,112	-
	Price as % of 52-week high	86%	89%	-
	P/NAV	0.86x	0.85x	-
	P/E 2018E	9.8x	10.4x	-
	Dividend yield	9.6%	9.6%	-

1. Portfolio and financial statistics percentages represent percentages of fair market value unless otherwise stated
2. Excludes portfolio companies held solely in Strategic Credit Opportunities Partners, LLC (SCJV). SCJV is a joint venture between CCT and Conway Capital, an affiliate of Guggenheim Life and Annuity Company and Delaware Life Insurance Company
3. Does not sum to 222 because FSIC and CCT had one overlapping portfolio company as of 3/31/2018
4. Excludes investment in SCJV
5. Based on amortized cost; FSIC: gross portfolio yield excluding non-income producing assets; CCT: weighted average annual yield for accruing debt investments computed as (i) the sum of (a) the stated annual interest rate of each debt investment, multiplied by its par amount, adjusted to U.S. dollars and for any partial income accrual when necessary, as of the end of the applicable reporting period, plus (b) the annual amortization of the purchase or original issue discount or premium of each accreting debt investment; divided by (ii) the total amortized cost of debt investments included in the calculated group as of the end of the applicable reporting period; Pro forma gross portfolio yield based on weighted average of amortized cost of FSIC income producing assets and amortized cost of CCT debt investments
6. Market data as of 7/20/2018

13

disclaimer Forward-Looking Statements Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS Investment Corporation (“FSIC”) and Corporate Capital Trust, Inc. (CCT and together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Additional Information and Where to Find It This presentation relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, from FS Investment Corporation’s website at www.fsinvestmentcorp.com and Corporate Capital Trust, Inc.'s website at www.corporatecapitaltrust.com. Participants in the Solicitation The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Exhibit 2

Q&A: FS Investment Corporation / Corporate Capital Trust Merger

1.	What are the details of the announced merger?

•	FS Investment Corporation (“FSIC”) and Corporate Capital Trust, Inc. (“CCT”) entered into an agreement and plan of merger (the “Merger Agreement”) to create the second largest public BDC with over $8 billion in combined total assets with investments in 221 portfolio companies as of March 31, 2018.

•	The combined entity will trade under the ticker symbol “FSIC” on the New York Stock Exchange.

•	Each CCT shareholder will be entitled to receive, for each share of CCT common stock, the number of shares of FSIC common stock with a net asset value (“NAV”) equal to the NAV of a share of CCT common stock, as determined shortly before closing.

•	The exchange ratio, equal to the NAV per share of CCT’s common stock divided by the NAV per share of FSIC’s common stock, will be calculated within two (2) business days prior to the closing of the merger.

•	CCT shareholders will receive cash in lieu of fractional shares of FSIC common stock.

•	Upon or prior to closing, CCT will declare a distribution to its shareholders representing any undistributed net investment income and net realized capital gain.

2.	What are some of the potential benefits of the merger for FSIC and CCT shareholders?

•	Enhanced portfolio diversification and potential to increase portfolio yield:

•	As a result of the merger, FSIC and CCT shareholders will hold a more diverse portfolio as only one portfolio company is held by both FSIC and CCT as of March 31, 2018.

•	The percentage of fair value represented by the top ten portfolio companies is expected to fall from 35% and 27%, respectively, for FSIC and CCT to 19% for the combined company, as of March 31, 2018.

•	As of March 31, 2018, FSIC had approximately $450 million in excess capacity to invest in non-eligible portfolio companies (commonly referred to as the “30% asset bucket”), while CCT was constrained with only approximately $90 million. A significant portion of this excess capacity can be deployed into the three strategic investment opportunities outlined below by leveraging the full breadth of the KKR platform to help increase the combined company’s portfolio yield:

•	Grow the capital allocated to CCT’s Strategic Credit Opportunities Partners as well as explore other accretive joint ventures.

•	Leverage KKR’s global asset-based finance team to originate specialty finance related investments within markets where traditional lenders have either exited or curtailed their lending activity. In addition, the combined company will seek opportunities in the hard asset space, which includes aviation, infrastructure and real estate.

•	Finally, the combined company will seek to take advantage of KKR’s global footprint and may opportunistically invest in investments originated in Europe and Canada.

•	Reduction in general and administrative expenses:

•	The merger is expected to create operational synergies as FSIC’s fixed costs will be spread across a larger asset base and duplicative fixed costs historically borne by CCT will be eliminated.

•	As a result, although certain one-time costs will be borne by FSIC and CCT in connection with the merger, the annual operating expense borne by FSIC and CCT shareholders as a percentage of assets is expected to be reduced in part due to the reduction in general and administrative expenses.

•	Improved access to lower cost leverage:

•	The merger is expected to provide greater access to leverage at more attractive pricing for the combined company.

•	The merger is also expected to reduce the complexity of the combined company’s capital structure, while also increasing the flexibility and efficiency of its financing facilities.

•	As a result, the annual operating expense borne by FSIC and CCT shareholders as a percentage of assets is expected to be reduced in part due to improved access to lower cost leverage.

•	Increased secondary market liquidity:

•	The combined company will have a significantly larger market capitalization than FSIC and CCT prior to the merger.

•	The increased profile of the combined company could result in additional market coverage and, potentially, an increased focus by current and potential investors, including institutional investors.

•	There is the potential for greater secondary market liquidity, which may result in tighter bid-ask spreads and increased trading volume.

3.	Will there be a meeting for FSIC and CCT shareholders to vote on the proposals related to the merger?

•	FSIC and CCT shareholders will be asked to approve proposals related to the merger at the respective fund’s annual meeting, which we expect to occur in late 2018.

4.	What vote is required by FSIC’s and CCT’s shareholders to approve the merger?

•	For FSIC, the approval of the issuance of shares of FSIC pursuant to the Merger Agreement requires the affirmative vote of at least a majority of all of the votes cast at a meeting at which a quorum is present. A quorum is defined as holders of one-third of FSIC’s common stock.

•	For CCT, the approval of the merger and Merger Agreement requires the affirmative vote of shareholders collectively owning more than 50% of CCT’s outstanding common stock.

5.	When is the merger expected to close?

•	We expect the merger to close in the fourth quarter of 2018, subject to shareholder approval and the satisfaction of other closing conditions set forth in the Merger Agreement.

6.	As an investor, what do I need to do next?

•	There is no immediate action necessary. Investors are urged to review documents that FSIC and CCT file with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form N-14 that FSIC intends to file with the SEC, which will contain a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”), which will also be posted on each company’s website at www.fsinvestmentcorp.com and www.corporatecapitaltrust.com.

•	The solicitation of proxies is expected to begin in September 2018.

7.	Will FSIC and CCT incur expenses in soliciting proxies?

•	The expenses of the solicitation of proxies for the FSIC annual meeting and the CCT annual meeting, including the cost of preparing, printing and mailing the joint proxy statement/prospectus, the applicable accompanying Notice of Annual Meeting of Shareholders and the proxy card, will be borne equally by FSIC and CCT.

•	FSIC and CCT have each retained Broadridge Investor Communication Solutions, Inc. to assist in the solicitation of proxies.

8.	Is the merger expected to be taxable to FSIC shareholders?

•	No. The merger is not expected to be a taxable event for FSIC shareholders.

9.	Is the merger expected to be taxable to CCT shareholders?

•	No. The merger is intended to qualify as tax free for U.S. federal income tax purposes, and it is a condition to FSIC’s and CCT’s respective obligations to complete the merger that each of them receives a legal opinion to that effect.

•	CCT shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of CCT for shares of FSIC pursuant to the merger, except with respect to cash received in lieu of fractional shares of FSIC.

•	Tax matters can be complicated and the tax consequences of the merger to a CCT shareholder will depend on the particular tax situation of such shareholder. CCT shareholders should review carefully the Proxy Statement when it becomes available for more information and details as to the tax consequences of the merger to CCT and its shareholders. CCT shareholders should consult with their own tax advisors to determine the tax consequences of the merger to them.

10.	Will I receive distributions after the merger?

•	Subject to applicable legal restrictions and the sole discretion of the board of directors of FSIC, FSIC intends to continue to declare and pay regular cash distributions to its shareholders on a quarterly basis. Although the timing and amount of future distributions is not assured, the board of directors of FSIC does not currently intend to decrease FSIC’s distribution.

•	The annualized distribution per share of the combined company is expected to equal the current annualized distribution per share of FSIC.

11.	Will any other BDC managed by FS/KKR Advisor, LLC be a party to the merger?

•	No. FS/KKR Advisor, LLC continues to consider potential mergers involving the BDCs managed by it and focused initially on the benefits that the merger could bring to FSIC and CCT and their respective shareholders.

•	The merger of FSIC and CCT provides the framework for the potential combination of the remaining non-traded funds advised by FS/KKR Advisor, LLC in the future, ultimately creating the industry’s largest public BDC.

12.	How does FSIC’s investment objective and strategy differ from CCT’s?

•	Both FSIC and CCT have substantially the same investment objective, to generate current income and, to a lesser extent, long-term capital appreciation. Additionally, FSIC and CCT each focus on making investments in privately-held companies.

13.	What will be the investment advisory fees of the combined company?

•	FS/KKR Advisor, LLC is currently entitled to receive an annual base management fee equal to 1.50% of each of FSIC’s and CCT’s gross assets (excluding cash and cash equivalents in the case of CCT) and an incentive fee based on each of FSIC’s and CCT’s performance.

•	The incentive fee consists of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears, and equals 20.0% of each fund’s pre-incentive fee net investment income for the immediately preceding quarter. The subordinated incentive fee on income is subject to a hurdle rate, expressed as a rate of return on the value of each fund’s net assets at the end of the most recently completed quarter, equal to 1.75% per quarter, or an annualized hurdle rate of 7.0%. Each fund’s subordinated incentive fee is subject to a cap. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year. This fee equals 20.0% of each fund’s incentive fee capital gains.

•	In connection with the merger, FSIC will solicit its shareholders with respect to a proposal to amend its investment advisory agreement to:

•	exclude cash and cash equivalents from the gross assets on which the annual base management fee is calculated;

•	revise the calculation of the cap on the subordinated incentive fee on income to take into account the per share pre-incentive fee return of both FSIC and CCT, along with the historic per share incentive fees paid by both FSIC and CCT; and

•	revise the calculation of incentive fees on capital gains to include historical net realized losses and unrealized depreciation of both FSIC and CCT.

14.	Who can I contact with any additional questions?

•	FSIC / CCT advisors and retail investors

•	Client Relations: 877-628-8575

•	FSIC / FS Investments

•	Media: Marc Yaklofsky, 215-495-1174 or media@fsinvestments.com

•	Institutional investors: Marc Yaklofsky, 215-309-6763 or marc.yaklofsky@fsinvestments.com

•	The information FSIC files with the SEC is available on FSIC’s website at www.fsinvestmentcorp.com.

•	CCT / KKR

•	Media: Kristi Huller or Cara Kleiman Major, media@kkr.com or 212-750-8300

•	Institutional Investors: Danny McMahon, CCT-IR@kkr.com

•	The information CCT files with the SEC is available on CCT’s website at www.corporatecapitaltrust.com.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and CCT (together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement, failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the SEC and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of FSIC and CCT and a prospectus of FSIC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, from FSIC’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.